Exhibit 99.2

ENTRÉE GOLD INC.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

December 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Entree Gold Inc.

We have audited the accompanying balance sheets of Entree Gold Inc. as of December 31, 2012 and 2011 and the related statements of operations and comprehensive loss, stockholders' equity and cash flows for the years ended December 31, 2012, December 31, 2011 and from the date from inception (July 19, 1995) to December 31, 2012. Entree Gold Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Entree Gold Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years ended December 31, 2012, December 31, 2011 and from the date from inception (July 19, 1995) to December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Entree Gold Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 28, 2013, expressed an unqualified opinion.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

March 28, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Entree Gold Inc.

We have audited Entree Gold Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Entree Gold Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Entree Gold Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of operations and comprehensive loss, stockholders' equity, and cash flows of Entree Gold Inc., and our report dated March 28, 2013 expressed an unqualified opinion.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

March 28, 2013

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

	December 31,	December 31,
	2012	2011

ASSETS

Current
Cash and cash equivalents (Note 3)	$4,255,508	$14,512,198
Short-term investments (Note 3)	-	4,916,421
Receivables	223,722	424,522
Prepaid expenses	779,605	955,121

Total current assets	5,258,835	20,808,262

Equipment (Note 5)	539,567	754,846
Mineral property interests (Note 6)	57,616,924	52,678,763
Reclamation deposits	606,155	215,066
Other assets	152,049	132,873

Total assets	$64,173,530	$74,589,810

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$559,579	$1,804,126

Loans payable to Oyu Tolgoi LLC (Note 7)	5,563,657	4,327,878
Deferred income tax liabilities (Note 10)	9,722,384	9,392,614

Total liabilities	15,845,620	15,524,618

Stockholders' equity
Common stock, no par value, unlimited number authorized, (Note 8)	167,428,814	165,574,192
128,877,243 (December 31, 2011 - 127,016,788) issued and outstanding
Additional paid-in capital	18,672,864	17,420,307
Accumulated other comprehensive income (Note 12)	3,253,019	1,901,351
Accumulated deficit during the exploration stage	(141,026,787)	(125,830,658)

Total stockholders' equity	48,327,910	59,065,192

Total liabilities and stockholders' equity	$64,173,530	$74,589,810
Nature and continuance of operations (Note 1)
Commitments (Note 14)
Subsequent events (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in United States dollars)

	Year Ended December 31, 2012	Year Ended December 31, 2011	Inception (July 19,1995) to December 31, 2012

EXPENSES
Exploration (Note 6)	$8,234,354	$17,679,174	$92,989,677
General and administration	5,236,226	5,766,102	53,347,249
Depreciation	150,654	196,221	1,427,067
Foreign exchange loss (gain)	(187,773)	491,504	81,725
Impairment of mineral property interests (Note 6)	486,746	531,005	1,017,751
Gain on sale of mineral property interests (Note 6)	(104,914)	(1,574,523)	(1,679,437)
Loss from operations	(13,815,293)	(23,089,483)	(147,184,032)
Gain on sale of investments (Note 4)	-	3,326,275	3,326,275
Interest income	190,449	342,343	5,503,268
Interest expense (Note 4)	(229,359)	(151,952)	(454,318)
Loss from equity investee (Note 4)	(1,012,156)	(2,397,085)	(4,930,785)
Fair value adjustment of asset
backed commercial paper	-	-	(2,332,531)
Loss from operations before income taxes	(14,866,359)	(21,969,902)	(146,072,123)
Current income tax expense	-	(152,190)	(152,190)
Deferred income tax recovery (expense) (Note 10)	(329,770)	4,981,884	5,197,526
Net loss	$(15,196,129)	$(17,140,208)	$(141,026,787)

Comprehensive loss:
Net loss	$(15,196,129)	$(17,140,208)	$(141,026,787)
Unrealized loss on available for sale securities (Note 12)	-	(2,747,997)	-
Foreign currency translation adjustment (Note 12)	1,351,668	(1,101,366)	3,253,019
Comprehensive loss:	$(13,844,461)	$(20,989,571)	$(137,773,768)

Basic and diluted net loss per share	$(0.12)	$(0.15)
Weighted average number of common shares outstanding	128,650,791	115,978,815
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity
Balance, July 19, 1995 (date of inception)	-	$-	$-	$-	$-	$-
Shares issued:
Private placements	4,200,000	60,852	-	-	-	60,852
Acquisition of mineral property interests	3,200,000	147,520	-	-	-	147,520
Foreign currency translation adjustment	-	-	-	(756)	-	(756)
Net loss	-	-	-	-	(175,714)	(175,714)
Balance, April 30, 1996	7,400,000	$208,372	$-	$(756)	$(175,714)	$31,902
Shares issued:
Private placements	3,880,000	274,718	-	-	-	274,718
Foreign currency translation adjustment	-	-	-	(8,568)	-	(8,568)
Net loss	-	-	-	-	(56,250)	(56,250)
Balance, April 30, 1997	11,280,000	$483,090	$-	$(9,324)	$(231,964)	$241,802
Foreign currency translation adjustment	-	-	-	(5,216)	-	(5,216)
Net loss	-	-	-	-	(33,381)	(33,381)
Balance, April 30, 1998	11,280,000	$483,090	$-	$(14,540)	$(265,345)	$203,205
Foreign currency translation adjustment	-	-	-	(3,425)	-	(3,425)
Net loss	-	-	-	-	(40,341)	(40,341)
Balance, April 30, 1999	11,280,000	$483,090	$-	$(17,965)	$(305,686)	$159,439
Escrow shares compensation	-	-	41,593	-	-	41,593
Exercise of stock options	1,128,000	113,922	-	-	-	113,922
Foreign currency translation adjustment	-	-	-	(896)	-	(896)
Net loss	-	-	-	-	(154,218)	(154,218)
Balance, April 30, 2000	12,408,000	$597,012	$41,593	$(18,861)	$(459,904)	$159,840
Foreign currency translation adjustment	-	-	-	(5,627)	-	(5,627)
Net loss	-	-	-	-	(18,399)	(18,399)
Balance, April 30, 2001	12,408,000	$597,012	$41,593	$(24,488)	$(478,303)	$135,814
-continued-

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity
- continued -
Balance, April 30, 2001	12,408,000	$597,012	$41,593	$(24,488)	$(478,303)	$135,814
Foreign currency translation adjustment	-	-	-	(2,561)	-	(2,561)
Net loss	-	-	-	-	(22,490)	(22,490)
Balance, April 30, 2002	12,408,000	$597,012	$41,593	$(27,049)	$(500,793)	$110,763
Shares issued:
Private placements	7,500,000	1,351,055	-	-	-	1,351,055
Exercise of warrants	12,500	3,288	-	-	-	3,288
Agent’s finder fee	310,000	39,178	-	-	-	39,178
Finder’s fee for mineral property interests	100,000	35,827	-	-	-	35,827
Debt settlement	135,416	45,839	5,252	-	-	51,091
Agent’s warrants	-	-	16,877	-	-	16,877
Escrow shares compensation	-	-	40,205	-	-	40,205
Stock-based compensation	-	-	16,660	-	-	16,660
Share issue costs	-	(211,207)	-	-	-	(211,207)
Foreign currency translation adjustment	-	-	-	73,080	-	73,080
Net loss	-	-	-	-	(1,073,320)	(1,073,320)
Balance, April 30, 2003	20,465,916	$1,860,992	$120,587	$46,031	$(1,574,113)	$453,497
Shares issued:
Private placements and offerings	16,352,942	10,891,160	-	-	-	10,891,160
Exercise of warrants	3,730,372	1,316,664	(6,443)	-	-	1,310,221
Exercise of stock options	35,000	18,730	(4,026)	-	-	14,704
Agent’s corporate finance fee	100,000	64,192	8,384	-	-	72,576
Mineral property interests	5,000,000	3,806,000	-	-	-	3,806,000
Agent’s warrants	-	-	370,741	-	-	370,741
Escrow shares compensation	-	-	1,949,878	-	-	1,949,878
Stock-based compensation	-	-	414,847	-	-	414,847
Share issue costs	-	(1,302,715)	-	-	-	(1,302,715)
Foreign currency translation adjustment	-	-	-	1,950	-	1,950
Net loss	-	-	-	-	(12,505,759)	(12,505,759)
Balance, December 31, 2003	45,684,230	$16,655,023	$2,853,968	$47,981	$(14,079,872)	$5,477,100
-continued-

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity
- continued -
Balance, December 31, 2003	45,684,230	$16,655,023	$2,853,968	$47,981	$(14,079,872)	$5,477,100
Shares issued:
Private placement	4,600,000	3,846,521	-	-	-	3,846,521
Exercise of warrants	533,836	186,208	(13,197)	-	-	173,011
Exercise of stock options	50,000	26,180	(8,238)	-	-	17,942
Warrants issued for cancellation
of price guarantee	-	-	129,266	-	-	129,266
Escrow shares compensation	-	-	405,739	-	-	405,739
Share issue costs	-	(21,026)	-	-	-	(21,026)
Stock-based compensation	-	-	1,530,712	-	-	1,530,712
Foreign currency translation adjustment	-	-	-	132,501	-	132,501
Net loss	-	-	-	-	(5,528,114)	(5,528,114)
Balance, December 31, 2004	50,868,066	$20,692,906	$4,898,250	$180,482	$(19,607,986)	$6,163,652
Shares issued:
Private placement	7,542,410	13,538,097	-	-	-	13,538,097
Exercise of warrants	10,456,450	10,475,291	-	-	-	10,475,291
Exercise of stock options	772,000	1,238,581	(532,908)	-	-	705,673
Escrow shares compensation	-	-	(435,583)	-	-	(435,583)
Share issue costs	-	(521,798)	-	-	-	(521,798)
Stock-based compensation	-	-	5,074,100	-	-	5,074,100
Foreign currency translation adjustment	-	-	-	1,099,954	-	1,099,954
Net loss	-	-	-	-	(13,691,767)	(13,691,767)
Balance, December 31, 2005	69,638,926	$45,423,077	$9,003,859	$1,280,436	$(33,299,753)	$22,407,619
Shares issued:
Membership paid in stock	4,167	8,870	-	-	-	8,870
Exercise of stock options	1,215,000	1,862,345	(753,628)	-	-	1,108,717
Stock-based compensation	-	-	1,031,683	-	-	1,031,683
Foreign currency translation adjustment	-	-	-	252,317	-	252,317
Net loss	-	-	-	-	(9,655,341)	(9,655,341)
Balance, December 31, 2006	70,858,093	$47,294,292	$9,281,914	$1,532,753	$(42,955,094)	$15,153,865
-continued-

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States Dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity
- continued -
Balance, December 31, 2006	70,858,093	$47,294,292	$9,281,914	$1,532,753	$(42,955,094)	$15,153,865
Shares issued:
Offering	14,428,640	43,826,994	-	-	-	43,826,994
Mineral property interests	15,000	33,976	-	-	-	33,976
Exercise of warrants	7,542,408	20,392,043	-	-	-	20,392,043
Exercise of stock options	728,700	926,364	(322,880)	-	-	603,484
Share issue costs	-	(1,981,360)	-	-	-	(1,981,360)
Stock-based compensation	-	-	1,732,839	-	-	1,732,839
Foreign currency translation adjustment	-	-	-	3,539,535	-	3,539,535
Net loss	-	-	-	-	(11,833,416)	(11,833,416)
Balance, December 31, 2007	93,572,841	$110,492,309	$10,691,873	$5,072,288	$(54,788,510)	$71,467,960
Shares issued:
Exercise of stock options	958,057	1,447,926	(591,456)	-	-	856,470
Mineral property interests	30,000	60,941	-	-	-	60,941
Share issue costs	-	(7,186)	-	-	-	(7,186)
Stock-based compensation	-	-	3,672,358	-	-	3,672,358
Foreign currency translation adjustment	-	-	-	(12,483,218)	-	(12,483,218)
Net loss	-	-	-	-	(16,730,278)	(16,730,278)
Balance, December 31, 2008	94,560,898	$111,993,990	$13,772,775	$(7,410,930)	$(71,518,788)	$46,837,047
Shares issued:
Exercise of stock options	2,355,948	4,330,539	(2,050,489)	-	-	2,280,050
Mineral property interests	142,500	275,122	-	-	-	275,122
Stock-based compensation	-	-	4,183,677	-	-	4,183,677
Foreign currency translation adjustment	-	-	-	6,930,002	-	6,930,002
Unrealized gain on available for sale securities	-	-	-	563,481	-	563,481
Net loss	-	-	-	-	(17,102,254)	(17,102,254)
Balance, December 31, 2009	97,059,346	$116,599,651	$15,905,963	$82,553	$(88,621,042)	$43,967,125
-continued-

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States Dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity
- continued -
Balance, December 31, 2009	97,059,346	$116,599,651	$15,905,963	$82,553	$(88,621,042)	$43,967,125
Shares issued:
Exercise of stock options	2,122,278	4,632,135	(1,932,407)	-	-	2,699,728
Mineral property interests	152,500	382,284	-	-	-	382,284
Acquistion of PacMag	15,020,801	28,325,101	-	-	-	28,325,101
Share issue costs	-	(147,228)	-	-	-	(147,228)
Stock-based compensation	-	-	2,897,845	-	-	2,897,845
Foreign currency translation adjustment	-	-	-	3,483,645	-	3,483,645
Unrealized gain on available for sale securities	-	-	-	2,184,516	-	2,184,516
Net loss	-	-	-	-	(20,069,408)	(20,069,408)
Balance, December 31, 2010	114,354,925	$149,791,943	$16,871,401	$5,750,714	$(108,690,450)	$63,723,608
Shares issued:
Marketed offering	11,482,216	14,075,483	-	-	-	14,075,483
Exercise of stock options	427,147	1,050,721	(442,255)	-	-	608,466
Mineral property interests	752,500	1,721,110	-	-	-	1,721,110
Stock-based compensation	-	-	991,161	-	-	991,161
Share issue costs	-	(1,065,065)	-	-	-	(1,065,065)
Foreign currency translation adjustment	-	-	-	(1,101,366)	-	(1,101,366)
Unrealized gain on available for sale securities	-	-	-	(2,747,997)	-	(2,747,997)
Net loss	-	-	-	-	(17,140,208)	(17,140,208)
Balance, December 31, 2011	127,016,788	$165,574,192	$17,420,307	$1,901,351	$(125,830,658)	$59,065,192
Shares issued:
Exercise of over allotment	1,320,455	1,628,583	-	-	-	1,628,583
Exercise of stock options	-	(44,679)	44,679	-	-	-
Mineral property interests	540,000	378,776	-	-	-	378,776
Stock-based compensation	-	-	1,207,878	-	-	1,207,878
Share issue costs	-	(108,058)	-	-	-	(108,058)
Foreign currency translation adjustment	-	-	-	1,351,668	-	1,351,668
Net loss	-	-	-	-	(15,196,129)	(15,196,129)
Balance, December 31, 2012	128,877,243	$167,428,814	$18,672,864	$3,253,019	$(141,026,787)	$48,327,910
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

	Year Ended December 31, 2012	Year Ended December 31, 2011	Inception (July 19, 1995) to December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(15,196,129)	$(17,140,208)	$(141,026,787)
Items not affecting cash:
Depreciation	150,654	196,221	1,427,067
Stock-based compensation	1,207,878	991,161	22,753,760
Fair value adjustment of asset backed
commercial paper	-	-	2,332,531
Escrow shares compensation	-	-	2,001,832
Mineral property interest paid in
stock and warrants	-	-	4,052,698
Loss from equity investee	1,012,156	2,397,085	4,930,785
Interest expense	229,359	151,952	454,318
Deferred income tax expense (recovery)	329,770	(4,981,884)	(5,197,526)
Gain on sale of mineral property interests	(104,914)	(1,574,523)	(1,679,437)
Impairment of mineral property interests	486,746	531,005	1,017,751
Gain on sale of investments	-	(3,326,275)	(3,326,275)
Other items not affecting cash	(111,618)	(111,807)	(66,201)
Changes in assets and liabilities:
Receivables	209,098	(126,216)	(120,955)
Prepaid expenses	197,321	165,271	(653,240)
Other assets	22,913	-	22,913
Accounts payable and accrued liabilities	(1,235,090)	438,197	277,404
Net cash used in operating activities	(12,801,856)	(22,390,021)	(112,799,362)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	1,628,583	14,683,949	131,003,994
Share issue costs	(108,058)	(1,065,065)	(4,866,271)
Net cash provided by financing activities	1,520,525	13,618,884	126,137,723

CASH FLOWS FROM INVESTING ACTIVITIES
Cash acquired on acquisition	-	-	837,263
Mineral property interests	(3,910,000)	(777,517)	(4,904,610)
Reclamation deposits	(207,962)	(62,127)	(419,150)
Short-term investments	5,076,271	(5,076,271)	-
Purchase of asset backed
commercial paper	-	-	(4,031,122)
Acquisition of PacMag Metals Limited	-	-	(7,465,495)
Acquisition of equipment	(35,893)	(223,176)	(2,123,612)
Proceeds from sale of mineral property interests	104,914	1,491,391	1,596,305
Proceeds from sale of investments	-	5,734,895	5,734,895
Net cash provided by (used in) investing activities	1,027,330	1,087,195	(10,775,526)

Effect of foreign currency translation on cash and
cash equivalents	(2,689)	899,971	1,692,673

Change in cash and cash equivalents
during the period	(10,256,690)	(6,783,971)	4,255,508
Cash and cash equivalents, beginning of period	14,512,198	21,296,169	-

Cash and cash equivalents, end of period	$4,255,508	$14,512,198	$4,255,508

Cash paid for interest during the period	$-	$-	$-

Cash paid for income taxes during the period	$-	$-	$-
Supplemental disclosure with respect to cash flows (Note 13)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in United States dollars)

1.           NATURE AND CONTINUANCE OF OPERATIONS

Entrée Gold Inc. was incorporated under the laws of the Province of British Columbia on July 19, 1995 and continued under the laws of the Yukon Territory on January 22, 2003. On May 27, 2005, Entrée Gold Inc. changed its governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the Business Corporations Act (British Columbia). The principal business activity of Entrée Gold Inc., together with its subsidiaries (collectively referred to as “the Company”), is the exploration of mineral property interests. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars ("C$"), and Australian dollars ("A$").

These consolidated financial statements have been prepared on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company currently earns no operating revenues. Continued operations of the Company are dependent upon the Company’s ability to secure additional equity capital or receive other financial support, and in the longer term to generate profits from business operations. Management believes that the Company has sufficient working capital to maintain its operations for the next fiscal year.

2.           SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in the United States of America and include the accounts of the Company and all of its subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to deferred income tax asset valuations, asset impairment, stock-based compensation, valuation of asset-backed commercial paper and loss contingencies. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgements about the other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between estimates and the actual results, future results of operations will be affected.

Cash and cash equivalents

Cash and cash equivalents includes cash in banks, money market funds, and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value. The Company had $4,255,508 in cash at December 31, 2012.

Short-term investments

Short-term investments consist of money market instruments with maturities of three months or more at date of purchase. The Company had $Nil in short-term investments as at December 31, 2012.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in United States dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Long-term investments

Long-term investments in companies in which the Company has voting interests of 20% to 50% or where the Company has the ability to exercise significant influence, are accounted for using the equity method. Under this method, the Company’s share of the investees’ earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends received are credited to the long-term investment accounts.

Other long-term investments are classified as "available-for-sale" investments and unrealized gains and losses on these investments are recorded in accumulated other comprehensive income as a separate component of stockholders’ equity, unless the declines in market value are judged to be other than temporary, in which case the losses are recognized in income in the period. Gains and losses from the sale of these investments are included in income in the period.

Equipment

Equipment, consisting of office, computer, field equipment and buildings, is recorded at cost less accumulated depreciation. Depreciation is recorded on a declining balance basis at rates ranging from 20% to 30% per annum.

Mineral property interests

Costs of exploration and costs of carrying and retaining unproven properties are expensed as incurred. The Company considers mineral rights to be tangible assets and accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights.

Asset retirement obligation

The Company records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets where the initial recognition of any liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. To date, the Company has not incurred any asset retirement obligations.

Impairment of long-lived assets

Long-lived assets are continually reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the discounted carrying amount of the assets exceeds the fair value of the assets.

Stock-based compensation

The Company applies the fair value method of accounting for all stock option awards, whereby the Company recognizes a compensation expense for all stock options awarded to employees, officers and consultants based on the fair value of the options on the date of grant, which is determined using the Black Scholes option pricing model. The options are expensed over the vesting period of the options.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in United States dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments

The Company measures the fair value of financial assets and liabilities based on GAAP guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

Under GAAP, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy is also established, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Level 1 – Quoted prices in active markets for identical assets or liabilities.
Level 2 – Quoted prices for similar assets and liabilities in active markets or inputs that are observable.
Level 3 – Inputs that are unobservable (for example cash flow modelling inputs based on assumptions).

Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of deferred income tax assets recognized is limited to the amount that is more likely than not to be realized.

Foreign currency translation

The functional currency of the Company is the Canadian dollar. Accordingly, monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at the balance sheet date while non-monetary assets and liabilities denominated in a foreign currency are translated at historical rates. Revenue and expense items denominated in a foreign currency are translated at exchange rates prevailing when such items are recognized in the statement of operations and comprehensive loss. Exchange gains or losses arising on translation of foreign currency items are included in the statement of operations and comprehensive loss.

The Company follows the current rate method of translation with respect to its presentation of these consolidated financial statements in the reporting currency, which is the United States dollar. Accordingly, assets and liabilities are translated into United States dollars at the period-end exchange rates while revenue and expenses are translated at the prevailing exchange rates during the period. Related exchange gains and losses are included in a separate component of stockholders’ equity as accumulated other comprehensive income.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in United States dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Net loss per share

Basic net loss per share is computed by dividing the net loss for the period attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share takes into consideration shares of common stock outstanding (computed under basic loss per share) and potentially dilutive shares of common stock. Diluted net loss per share is not presented separately from basic net loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive. At December 31, 2012, the total number of potentially dilutive shares of common stock excluded from basic net loss per share was 9,223,000 (December 31, 2011 - 9,135,500).

Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Recent accounting pronouncements

The accounting pronouncements issued by the Financial Accounting Standards Board during the year ended December 31, 2012 were not applicable to the Company.

3.           CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash, cash equivalents and short-term investments consist of the following:

	December 31, 2012	December 31, 2011
Cash at bank and in hand	$4,255,508	$10,579,061
Cash equivalent investments	-	3,933,137
Short-term investments	-	4,916,421
	$4,255,508	$19,428,619

4.           LONG-TERM INVESTMENTS

Equity Method Investment

The Company has a 20% interest in a joint venture with Oyu Tolgoi LLC (“OTLLC”), a company owned 66% by Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.) (“Turquoise Hill”) and 34% by the Government of Mongolia (Note 6). The Company’s share of the loss of the joint venture is $1,012,156 for the year ended December 31, 2012 (December 31, 2011 - $2,397,085) plus accrued interest expense of $229,359 for the year ended December 31, 2012 (December 31, 2011 - $151,952).

Asset Backed Commercial Paper

During the year ended December 31, 2011, the Company sold its asset backed notes (“AB Notes”) with a face value of C$4,007,068, and an expected maturity date of December 20, 2016, for gross cash proceeds of $2,560,687. The Company had designated the notes as available for sale and the notes were recorded at fair value using a discounted cash flow approach. The Company recorded a gain on sale of investments of $1,178,254 for the year ended December 31, 2011.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in United States dollars)

4.           LONG-TERM INVESTMENTS (cont’d…)

Australia Listed Equity Securities

During the year ended December 31, 2011, the Company sold its Australian listed securities for gross cash proceeds of $3,174,208. The Company recorded a gain on sale of investments of $2,148,021 for the year ended December 31, 2011.

5.           EQUIPMENT

		December 31, 2012			December 31, 2011
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Office equipment	$122,931	$90,900	$32,031	$125,486	$83,346	$42,140
Computer equipment	523,893	353,944	169,949	577,249	322,882	254,367
Field equipment	540,422	274,694	265,728	568,984	246,363	322,621
Buildings	280,936	209,077	71,859	422,468	286,750	135,718
	$1,468,182	$928,615	$539,567	$1,694,187	$939,341	$754,846

6.           MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests. The Company has investigated title to its mineral property interests and, except as otherwise disclosed below, to the best of its knowledge, title to the mineral property interests is in good standing.

Material Properties

The Company’s two principal assets are its interest in the Lookout Hill property in Mongolia, and the Ann Mason project in Nevada.

Lookout Hill, Mongolia

The Lookout Hill property in the South Gobi region of Mongolia is comprised of two mining licences, Shivee Tolgoi and Javhlant, granted by the Mineral Resources Authority of Mongolia in October 2009. Title to the two licences is held by the Company.

In October 2004, the Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Turquoise Hill. Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in what is now the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence (together the "Joint Venture Property"). Most of Turquoise Hill’s rights and obligations under the Earn-In Agreement were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, OTLLC. The Government of Mongolia subsequently acquired a 34% interest in OTLLC from Turquoise Hill.

On June 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration of the Joint Venture Property. OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Joint Venture Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Joint Venture Property. In accordance with the Earn-In Agreement, the Company and OTLLC formed a joint venture (the "Entrée-OTLLC Joint Venture") on terms annexed to the Earn-In Agreement.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in United States dollars)

6.           MINERAL PROPERTY INTERESTS (cont’d...)

Material Properties (cont’d...)

Lookout Hill, Mongolia (cont’d...)

The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property ("Shivee West") is 100% owned by the Company, but is subject to a right of first refusal by OTLLC.

The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Investment Agreement (the "Investment Agreement") between Turquoise Hill, OTLLC, the Government of Mongolia and Rio Tinto International Holdings Limited.  The licences are part of the contract area covered by the Investment Agreement, although the Company is not a party to the Investment Agreement.  The Shivee Tolgoi and Javhlant mining licences were each issued for a 30 year term and have rights of renewal for two further 20 year terms.

On February 27, 2013, notice (the "Notice") was delivered to the Company by the Mineral Resources Authority of Mongolia ("MRAM") that by Order No. 43 dated February 22, 2013, the Ministry of Mining had cancelled the July 10, 2009 Order of the Ministry of Mineral Resources and Energy (the "2009 Order") registering the Hugo North Extension and Heruga reserves.  The registration of reserves is a pre-condition to applying for the conversion of an exploration licence into a mining licence.  The Notice stated that the 2009 Order breached Clause 48.4 of the Minerals Law of Mongolia and Clause 9 of the Charter of the Minerals Resource Counsel.  The Notice, which was not concerned with the issuing of the mining licences, further advised that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily suspended. The mining licences have not been revoked or cancelled, but the Company is currently working to resolve the temporary suspension of transfers, sales or leases of the licences.

As of December 31, 2012, the Entrée-OTLLC Joint Venture had expended approximately $25.5 million to advance the Joint Venture Property. Under the terms of the Entrée-OTLLC Joint Venture, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 8).

Ann Mason, Nevada, United States

The Ann Mason Project is defined by a series of both unpatented lode claims on public land administered by the Bureau of Land Management, and title to patented lode claims. The Company assembled this package of claims through a combination of staking and a series of transactions undertaken since August 2009, including the June 30, 2010 acquisition of PacMag Metals Limited (now PacMag Metals Pty Ltd.) (“PacMag”). The project area includes the Ann Mason and the Blue Hill deposits, and several early-stage copper porphyry targets including the Blackjack, Roulette and Minnesota targets.

Certain of the unpatented lode claims (part of the area formerly known as the Blackjack property) are leased to the Company pursuant to a mining lease and option to purchase agreement (“MLOPA”) with two individuals. Under the MLOPA, the Company is granted the option to purchase the claims for $500,000. If the Company exercises its option, the claims will be subject to a 3% net smelter returns ("NSR") royalty (which may be bought down to a 1% NSR royalty for $2 million). The MLOPA also provides for annual advance minimum royalty payments of $27,500 which commenced in June 2011 and will continue until the commencement of sustained commercial production. The advance payments will be credited against future royalty payments or the buy down of the royalty.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in United States dollars)

6.           MINERAL PROPERTY INTERESTS (cont’d...)

Material Properties (cont’d...)

Ann Mason, Nevada, United States (cont’d...)

In September 2009, the Company entered into an agreement with Bronco Creek Exploration Inc. ("Bronco Creek"), a wholly-owned subsidiary of Eurasian Minerals Inc., whereby the Company may acquire an 80% interest in certain unpatented lode claims formerly known as the Roulette property. In order to acquire its interest, the Company must: (a) incur expenditures of $1,000,000, make cash payments of $140,000 and issue 85,000 common shares of the Company within three years (completed); (b) make aggregate advance royalty payments totalling $375,000 between the fifth and tenth anniversaries of the agreement; and (c) deliver a bankable feasibility study before the tenth anniversary of the agreement.

Certain of the patented lode claims are subject to a 2% NSR royalty in favour of AngloGold Ashanti (Nevada) Corp.  Certain of the unpatented lode claims, including the claims covering the Ann Mason and Blue Hill deposits, are subject to a 0.4% NSR royalty in favour of Sandstorm Gold Ltd.

During the year ended December 31, 2012, the Company, through a combination of staking and purchase agreements, acquired certain patented and unpatented lode claims within or contiguous to the boundaries of its Ann Mason Project pursuant to which the Company paid $3,721,170 and issued 40,000 common shares valued at $52,293.

Other Properties

During the year ended December 31, 2012, the Company also had interests in non-material properties in Australia, United States, and Peru. Non-material properties include the following:

Australia Properties

The Company has mineral property interests in Australia which it acquired in conjunction with the PacMag acquisition, namely the Blue Rose joint venture and the Mystique earn-in. The Company holds a 51.6% interest in the Blue Rose copper-iron-gold-molybdenum joint venture property, with Giralia Resources Pty Ltd., now a subsidiary of Atlas Iron Limited (ASX:AGO - "Atlas"), retaining the remaining 48.4% interest.

The Company recorded a gain on sale of mineral property interests of $104,914 on the Northling property and an impairment of mineral property interests of $486,746 on the Mystique property during the year ended December 31, 2012.

Empirical

During the year ended December 31, 2012, the Company entered into an agreement with Empirical Discovery, LLC to purchase a 100% interest in the Lordsburg and Oak Grove properties, subject to a 2% NSR royalty, pursuant to which the Company paid $100,000 and issued 500,000 common shares valued at $326,483. Empirical has an option, until June 1, 2013, to reacquire the Oak Grove property for no consideration as Entrée did not complete a minimum amount of drilling prior to January 1, 2013.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in United States dollars)

6.           MINERAL PROPERTY INTERESTS (cont’d...)

Capitalized mineral property acquisition costs are summarized as follows:

	December 31, 2012	December 31, 2011
USA
Ann Mason	$55,752,523	$50,973,368
Empirical	990,797	532,550
Other	302,262	199,754
Total USA	57,045,582	51,705,672

AUSTRALIA
Blue Rose JV	571,342	558,927
Mystique	-	414,164
Total Australia	571,342	973,091

Total all locations	$57,616,924	$52,678,763

Expensed exploration costs are summarized as follows:

	Year Ended December 31, 2012	Year Ended December 31, 2011
US	$5,857,999	$14,088,428
Mongolia	1,964,883	3,255,588
Other	411,472	335,158

Total all locations	$8,234,354	$17,679,174

7.           LOANS PAYABLE

Under the terms of the Entrée-OTLLC Joint Venture (Note 6), OTLLC will contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loans will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée-OTLLC Joint Venture. In the absence of available cash flow, the loans will not be repayable. The loans are not expected to be repaid within one year.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in United States dollars)

8.           COMMON STOCK

Share issuances

In July 1995, the Company completed a private placement consisting of 4,200,000 common shares issued at a price of C$0.02 per share for gross proceeds of $60,852.

In July 1995, the Company issued 3,200,000 shares at a value of $147,520 for the acquisition of a mineral property interest in Costa Rica. This mineral property was abandoned in 2001.

In January 1997, the Company completed a private placement consisting of 1,680,000 common shares issued at a price of C$0.06 per share for gross proceeds of $77,553.

In April 1997, the Company completed a private placement consisting of 2,200,000 common shares issued at a price of C$0.12 per share for gross proceeds of $197,165.

In February 2000, the Company issued 1,128,000 common shares for cash proceeds of $113,922 on the exercise of stock options.

In September 2002, the Company completed a brokered private placement consisting of 4,000,000 units issued at a price of C$0.20 per unit for gross proceeds of $505,520. Each unit consisted of one common share and one-half non-transferable share purchase warrant. Each whole share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.40 per share for a period of one year. As part of this private placement, the Company issued 310,000 units as a finder's fee to the agent. Related share issue costs of $112,338 were comprised of cash costs totalling $72,556 and the fair value of 310,000 units estimated at $39,782, of which $39,178 was assigned to the common shares.

In January 2003, the Company completed a combination brokered and non-brokered private placement consisting of 2,500,000 units issued at a price of C$0.35 per unit for gross proceeds of $569,975. Each unit consisted of one common share and one-half non-transferable share purchase warrant. As part of this private placement, the Company issued 329,723 agent's warrants. Each whole share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.40 per share for a period of one year. Related share issue costs of $94,461 were comprised of cash costs totalling $78,188 and the fair value of the agents warrants estimated at $16,273.

In January 2003, the Company issued 100,000 common shares at a value of $35,827 as a finder's fee towards the acquisition of mineral property interests.

In February 2003, the Company issued 12,500 common shares for proceeds of $3,288 on the exercise of warrants.

In March 2003, the Company issued 135,416 common shares at a value of $45,839 and 67,708 non-transferable share purchase warrants with a value of $5,252 to settle accounts payable totalling $45,839. Each share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.60 per share for a period of one year.

In April 2003, the Company completed a non-brokered private placement consisting of 1,000,000 units issued at a price of C$0.40 per unit for proceeds of $275,560. Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.50 per share for the first year and at C$0.60 per share for the second year. The Company incurred costs of $4,408 with respect to this private placement.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in United States dollars)

8.           COMMON STOCK (cont'd…)

Share issuances (cont'd…)

In August 2003, the Company completed a non-brokered private placement consisting of 2,000,000 common shares issued at a price of C$0.20 per share for gross proceeds of $288,360. Related share issue costs were $15,270.

In October 2003, the Company completed a short-form offering and issued 2,352,942 units at a price of C$0.85 per unit for gross proceeds of $1,510,400. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant allowed the holder to purchase one additional common share at an exercise price of C$1.06 on or before October 22, 2005. The agent for the offering was paid a cash commission of 8.5% of the gross proceeds received, or $128,384, in respect of units sold and received agent's warrants to acquire common shares equal to 10% of the number of units sold, or 235,294 warrants. The agent's warrants allowed the agent to purchase one additional common share at an exercise price of C$0.95 per share on or before October 22, 2004. The agent was also issued 100,000 units as a corporate finance fee. Each agent's unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant allowed the agent to purchase one additional common share at an exercise price of C$0.95 on or before October 22, 2004. Related share issue costs of $296,296 were comprised of cash costs totalling $164,004 and the fair value of 100,000 agents units estimated at $72,576 and the fair value of 235,294 agent's warrants estimated at $59,716. The fair value of the agent's units of $72,576 consisted of $64,192 assigned to the common shares and $8,384 assigned to the warrants.

In October 2003, the Company completed a brokered private placement consisting of 12,000,000 units at a price of C$1.00 per unit for gross proceeds of $9,092,400. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant allowed the holder to purchase one additional common share at an exercise price of C$1.35 on or before October 31, 2005. The agent for the offering was paid a cash commission of $566,381, and received 920,000 agent's warrants. The agent's warrants allowed the agent to purchase one additional common share at an exercise price of C$1.35 per share on or before April 30, 2005. Related share issue costs of $991,149 were comprised of cash costs totalling $680,124 and the fair value of the agents warrants estimated at $311,025.

In November 2003, the Company issued 5,000,000 shares at a value of $3,806,000 pursuant to the Lookout Hill mineral property purchase agreement.

During the eight month period ended December 31, 2003 the Company issued 3,730,372 common shares for cash proceeds of $1,310,221 on the exercise of warrants. The warrants exercised had a fair value of $6,443 when issued.

During the eight month period ended December 31, 2003, the Company issued 35,000 common shares for cash proceeds of $14,704 on the exercise of stock options. The options exercised had a fair value of $4,026 when granted.

In January 2004, the Company issued 50,000 common shares for cash proceeds of $17,942 on the exercise of stock options. The options exercised had a fair value of $8,238 when granted.

In November 2004, the Company completed a non-brokered private placement consisting of 4,600,000 units at a price of C$1.00 per unit for gross proceeds of $3,846,521. Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitled the holder to purchase one additional common share at a price of C$1.10 on or before November 9, 2006. Related share issue costs were comprised of cash costs totalling $21,026.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in United States dollars)

8.	COMMON STOCK (cont'd…)

Share issuances (cont'd…)

During the year ended December 31, 2004, the Company issued 533,836 common shares for cash proceeds of $173,011 on the exercise of warrants. The warrants exercised had a fair value of $13,197 when issued.

In June 2005, the Company completed a non-brokered private placement consisting of 5,665,730 units at a price of C$2.20 per unit for gross proceeds of $10,170,207. Each unit consisted of one common share, one non-transferable share purchase A warrant and one non-transferable share purchase B warrant. Two A warrants entitled the holder to purchase one common share of the Company at a price of C$2.75 for a period of 2 years. Two B warrants entitled the holder to purchase one common share of the Company at a price of C$3.00 for a period of two years. Pursuant to an agreement with the Company, the placee, Kennecott Canada Exploration Inc. (now Rio Tinto Exploration Canada Inc. (“Rio Tinto”)) (indirect wholly-owned subsidiary of Rio Tinto plc) had the right to acquire additional securities and participate in future financings by the Company so as to maintain its proportional equity in the Company. This right was subsequently assigned to Rio Tinto International Holdings Limited, and terminated on March 1, 2013.  Related share issue costs were $521,798.

In July 2005, the Company completed a non-brokered private placement consisting of 1,876,680 units at a price of C$2.20 per unit for gross proceeds of $3,367,890. Each unit consisted of one common share, one non-transferable share purchase A warrant and one non-transferable share purchase B warrant. Two A warrants entitled the holder to purchase one common share of the Company at a price of C$2.75 for a period of 2 years. Two B warrants entitled the holder to purchase one common share of the Company at a price of C$3.00 for a period of two years.

During the year ended December 31, 2005, the Company issued 10,456,450 common shares for cash proceeds of $10,475,291 on the exercise of warrants.

During the year ended December 31, 2005, the Company issued 772,000 common shares for cash proceeds of $705,673 on the exercise of stock options. The fair value recorded when the options were granted was $532,908.

During the year ended December 31, 2006, the Company issued 1,215,000 common shares for cash proceeds of $1,108,717 on the exercise of stock options. The fair value recorded when the options were granted was $753,628.

In June 2006, the Company issued 4,167 common shares to the University of British Columbia as a donation to become a member of the Mineral Deposit Research Unit. The fair value recorded when the shares were issued of $8,870 was recorded as a donation expense.

In June 2007, the Company issued 7,542,408 common shares for cash proceeds of $20,392,043 on the exercise of warrants.

In August 2007, the Company issued 15,000 shares at a value of $33,976 to Empirical Discovery, LLC (“Empirical”) pursuant to a mineral property option agreement.

In November 2007, the Company completed an underwriten short form prospectus offering of 10,000,000 common shares at price of C$3.00 per share for gross proceeds of C$30,000,000. Turquoise Hill and Rio Tinto elected to exercise their respective rights to maintain their percentage ownership interests.  Turqoise Hill acquired 2,128,356 shares at C$3.00 for gross proceeds of C$6,464,881. Rio Tinto acquired 2,300,284 shares at C$3.00 for proceeds of C$6,987,113. Related share issuance costs were $1,981,360.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in United States dollars)

8.	COMMON STOCK (cont'd…)

Share issuances (cont'd…)

During the year ended December 31, 2007, the Company issued 728,700 common shares for cash proceeds of $603,684 on the exercise of stock options. The fair value recorded when the options were granted was $322,880.

In February 2008, the Company issued 10,000 shares at a fair value of $20,066 pursuant to a mineral property option agreement.

In August 2008, the Company issued 20,000 shares at a fair value of $40,875 pursuant to a mineral property option agreement.

During the year ended December 31, 2008, the Company issued 958,057 common shares for cash proceeds of $856,470 on the exercise of stock options. The fair value recorded when the options were granted of $591,456 has been transferred from additional paid–in capital to common stock on the exercise of the options. Included in the issued shares were 144,169 common shares issued pursuant to the cashless exercise of 296,112 options with an exercise price of C$1.00, with the remaining 151,943 options treated as cancelled.

In February 2009, the Company issued 20,000 shares at a fair value of $22,515 pursuant to a mineral property option agreement.

In August 2009, the Company issued 72,500 shares at a fair value of $130,056 pursuant to mineral property option agreements.

In November 2009, the Company issued 50,000 shares at a fair value of $122,551 pursuant to a mineral property option agreement.

During the year ended December 31, 2009, the Company issued 2,355,948 common shares for cash proceeds of $2,280,050 on the exercise of stock options. The fair value recorded when the options were granted was $2,050,489. Included in the issued shares were 415,448 common shares issued pursuant to the cashless exercise of 705,000 options with an exercise price of C$1.15, with the remaining 289,552 options treated as cancelled.

In February 2010, the Company issued 30,000 shares at a fair value of $82,391 pursuant to a mineral property option agreement.

In June 2010, the Company issued 15,020,801 shares at a fair value of $28,325,101 pursuant to the acquisition of PacMag and incurred $147,228 of share issue costs.

In August 2010, the Company issued 80,000 shares at a fair value of $185,863 pursuant to a mineral property option agreement covering the Lordsburg and Oak Grove properties in New Mexico.

In October 2010, the Company issued 20,000 shares at a fair value of $53,797 pursuant to a finder’s fee agreement in connection with a mineral property option agreement.

In October 2010, the Company issued 22,500 shares at a fair value of $60,233 pursuant to a mineral property option agreement.

During the year ended December 31, 2010, the Company issued 2,122,278 common shares for cash proceeds of $2,699,728 on the exercise of stock options. The fair value recorded when the options were granted was $1,932,407. Included in the issued shares were 430,078 common shares issued pursuant to the cashless exercise of 100,000 options with an exercise price of C$1.32, 1,535,300 options with an exercise price of C$1.75, and 7,500 options with an exercise price of C$2.60, with the remaining 1,212,722 options treated as cancelled.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in United States dollars)

8.           COMMON STOCK (cont'd…)

Share issuances (cont'd…)

In February 2011, the Company issued 40,000 shares at a fair value of $122,189 pursuant to a mineral property option agreement.

In July 2011, the Company issued 550,000 shares at a fair value of $1,271,371 to acquire Honey Badger Exploration Inc.’s remaining 49% interest in what was then known as the Blackjack property.

In August 2011, the Company issued 150,000 shares at a fair value of $304,793 pursuant to a mineral property option agreement.

In October 2011, the Company issued 12,500 shares at a fair value of $19,753 pursuant to a mineral property option agreement.

In November 2011, the Company completed a marketed offering and issued 10,000,000 shares at a price of C$1.25 per share. Rio Tinto elected to exercise its pre-emptive rights and purchased an additional 1,482,216 shares at a price of C$1.25 per share. The total gross proceeds from the offering were $14,075,483. Related share issuance costs were $1,065,065.

During the year ended December 31, 2011, the Company issued 427,147 common shares for cash proceeds of $608,466 on the exercise of stock options. The fair value recorded when the options were granted was $442,255. Included in the issued shares were 87,847 common shares issued pursuant to the cashless exercise of 245,000 options with an exercise price of C$1.32, with the remaining 157,153 options treated as cancelled.

In January 2012, the underwriters for the Company’s November 2011 marketed offering exercised their over allotment option pursuant to which the Company issued 1,150,000 common shares at a price of C$1.25 per share. Rio Tinto elected to exercise its pre-emptive rights and purchased an additional 170,455 shares at a price of C$1.25 per share. The total gross proceeds from the over allotment were $1,628,583. Related share issuance costs were $108,058.

In January 2012, the Company issued 40,000 shares at a fair value of $52,293 to acquire certain claims within or contiguous to the boundaries of its Ann Mason Project.

In June 2012, the Company issued 500,000 shares at a fair value of $326,483 to purchase a 100% interest in the Lordsburg and Oak Grove properties.

Stock options

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants. Under the Plan, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing stock price on the last trading day before the date of grant. Vesting is determined at the discretion of the Board of Directors.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options granted. For employees, the compensation expense is amortized on a straight-line basis over the requisite service period which approximates the vesting period. Compensation expense for stock options granted to non-employees is recognized over the contract services period or, if none exists, from the date of grant until the options vest. Compensation associated with unvested options granted to non-employees is re-measured on each balance sheet date using the Black-Scholes option pricing model.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in United States dollars)

8.           COMMON STOCK (cont’d…)

Stock options (cont'd…)

The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company has not paid and does not anticipate paying dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of Nil in determining the expense recorded in the accompanying Statements of Operations and Comprehensive Loss.

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Balance at December 31, 2010	9,292,800	2.09
Granted	575,000	2.77
Exercised	(427,147)	1.66
Cancelled	(157,153)	1.32
Forfeited	(148,000)	2.31
Balance at December 31, 2011	9,135,500	2.16
Granted	1,882,000	1.22
Expired	(1,177,500)	2.14
Forfeited	(617,000)	2.05
Balance at December 31, 2012	9,223,000	1.98

There were 1,882,000 stock options granted during the year ended December 31, 2012 with a weighted average exercise price of C$1.22 and a weighted average fair value of C$0.60. The number of stock options exercisable at December 31, 2012 was 9,198,000.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in United States dollars)

8.           COMMON STOCK (cont’d…)

Stock options (cont’d…)

At December 31, 2012, the following stock options were outstanding:

Number of Options	Exercise Price (C$)	Aggregate Intrinsic Value (C$)	Expiry Date	Number of Options Exercisable	Aggregate Intrinsic Value (C$)

1,292,500	2.00	-	April 3, 2013	1,292,500	-
12,500	1.55	-	May 21, 2013	12,500	-
37,500	2.02	-	July 17, 2013	37,500	-
1,032,000	1.55	-	September 17, 2013	1,032,000	-
5,000	1.55	-	October 10, 2013	5,000	-
1,289,000	1.32	-	February 12, 2014	1,289,000	-
1,472,500	2.60	-	December 29, 2014	1,472,500	-
300,000	2.34	-	September 22, 2015	300,000	-
1,372,500	2.86	-	November 22, 2015	1,372,500	-
200,000	3.47	-	January 4, 2016	200,000	-
125,000	2.94	-	March 8, 2016	125,000	-
150,000	2.05	-	July 7, 2016	150,000	-
100,000	2.23	-	July 15, 2016	100,000	-
1,684,500	1.25	-	January 6, 2017	1,684,500	-
50,000	1.27	-	January 18, 2014	50,000	-
100,000	0.73	-	June 18, 2017	75,000	-
9,223,000		$-		9,198,000	$-

The aggregate intrinsic value in the preceding table represents the total intrinsic value, based on the Company’s closing stock price of C$0.45 per share as of December 31, 2012, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options vested and exercisable as of December 31, 2012 was Nil. The total intrinsic value of options exercised during the year ended December 31, 2012 was $Nil (December 31, 2011 - $437,770).

Subsequent to December 31, 2012, the Company granted 4,985,00 stock options with an exercise price of C$0.56.

Stock-based compensation

1,882,000 stock options were granted during the year ended December 31, 2012. The fair value of stock options granted during the year ended December 31, 2012 was $1,124,930 (December 31, 2011 - $944,319). 2,119,500 options fully vested during the year ended December 31, 2012 and 25,000 options will fully vest in 2013. Stock-based compensation recognized during the year ended December 31, 2012 was $1,207,878 (December 31, 2011 - $991,161) which has been recorded in the consolidated statements of operations as follows with corresponding additional paid-in capital recorded in stockholders' equity:

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in United States dollars)

8.           COMMON STOCK (cont’d…)

Stock-based compensation (cont’d…)

	Year Ended December 31, 2012	Year Ended December 31, 2011	Cumulative to December 31, 2012
Exploration	$267,452	$146,343	$4,074,853
General and administration	940,426	844,818	18,678,907
	$1,207,878	$991,161	$22,753,760

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	December 31, 2012	December 31, 2011

Risk-free interest rate	1.13%	2.06%
Expected life of options (years)	4.9	4.2
Annualized volatility	73%	74%
Dividend rate	0.00%	0.00%

9.           SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral property interests.

Geographic information is as follows:

	December 31, 2012	December 31, 2011

Identifiable assets
USA	$58,094,222	$52,424,129
Canada	3,953,053	18,345,690
Australia	1,487,117	1,993,279
Mongolia	613,723	1,781,099
Other	25,415	45,613
	$64,173,530	$74,589,810

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in United States dollars)

10.           INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Year Ended December 31, 2012	Year Ended December 31, 2011

Loss for the year	$(14,866,359)	$(21,969,902)
Statutory rate	25.0%	26.5%
Expected income tax recovery	(3,716,590)	(5,822,024)
Permanent differences and other	270,521	(22,083)
Difference in foreign tax rates and enacted tax rates	(577,544)	(1,152,540)
Change in valuation allowance	4,353,383	2,014,763
Withholding taxes	-	152,190
Total income tax expense (recovery)	$329,770	$(4,829,694)

Current income tax expense	$-	$152,190
Deferred income tax expense (recovery)	329,770	(4,981,884)
Total income taxes	$329,770	$(4,829,694)

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in United States dollars)

10.           INCOME TAXES (cont’d...)

The significant components of the Company’s deferred income tax assets and liabilities are as follows:

	Year Ended December 31, 2012	Year Ended December 31, 2011

Deferred income tax assets:
Non-capital loss carry forward	$18,940,044	$16,310,423
Resource expenditures	9,116,317	6,717,013
Equipment	127,684	76,811
Share issue and legal costs	248,806	318,999
Other	317,704	255,619
	28,750,555	23,678,865
Valuation allowance	(22,362,426)	(18,009,043)
Net deferred income tax assets	$6,388,129	$5,669,822

Deferred income tax liabilities:
Mineral property interests	$(16,110,513)	$(15,062,436)
Net deferred income tax liabilities	$(16,110,513)	$(15,062,436)

Net deferred income tax liabilities	$(9,722,384)	$(9,392,614)

The Company has available for deduction against future taxable income non-capital losses of approximately $30,380,000 (2011: $25,340,000) in Canada, $690,000 (2011: $680,000) in China, $8,860,000 (2011: $8,570,000) in Mongolia, $25,470,000 (2011: $22,000,000) in the United States of America, $580,000 (2011: $400,000) in Australia and $300,000 (2011: $240,000) in Peru. These losses, if not utilized, will expire through 2032. Subject to certain restrictions, the Company also has foreign resource expenditures available to reduce taxable income in future years. The Company has recognized $6,388,129 of deferred tax benefits arising as a result of these losses, resource expenditures, equipment, share issue and legal costs in these financial statements.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. As of December 31, 2012, there was no accrued interest or accrued penalties.

The Company files income tax returns in Canada and several foreign jurisdictions. The Company’s Canadian income tax returns from 2004 to 2012 are open. For other foreign jurisdictions, including Mongolia and the U.S., all years remain open.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in United States dollars)

11.           FINANCIAL INSTRUMENTS

The Company's financial instruments generally consist of cash and cash equivalents, short-term investments, receivables, deposits, accounts payable and accrued liabilities and loans payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, except as noted below.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. The Company does not use derivative instruments to reduce this currency risk.

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

Level 1 — Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 — Quoted prices in active markets for similar assets that are observable.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At December 31, 2012, the Company had Level 1 financial instruments, consisting of cash, with a fair value of $4,255,508.

12.         ACCUMULATED OTHER COMPREHENSIVE INCOME (OCI)

	Year Ended December 31, 2012	Year Ended December 31, 2011

Accumulated OCI, beginning of year:
Currency translation adjustment	$1,901,351	$3,002,717
Available for sale securities	-	2,747,997
	$1,901,351	$5,750,714

Other comprehensive income (loss) for the year:
Currency translation adjustments	$1,351,668	$(1,101,366)
Unrealized gain on available for sale investments	-	715,428
Release of OCI on available for sale investments	-	(3,463,425)
	$1,351,668	$(3,849,363)

Accumulated OCI, end of year:
Currency translation adjustment	$3,253,019	$1,901,351
Available for sale securities	-	-
	$3,253,019	$1,901,351

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in United States dollars)

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the year ended December 31, 2012 consisted of the following items:

●	issuance of 540,000 common shares (December 31, 2011 – 752,500) in payment of mineral property acquisitions valued at $378,776 (December 31, 2011 – $1,721,110) which have been capitalized as mineral property interests.

●	funding by OTLLC of the Company’s investment requirements for the Entrée-OTLLC Joint Venture of $1,012,156 (December 31, 3011 – $2,397,085).

14.           COMMITMENTS

The Company is committed to make lease payments for the rental of office space as follows:

2013	$291,380
2014	217,233
2015	221,133
2016	223,919
2017	93,299
$1,046,964

The Company incurred lease expense of $398,266 (December 31, 2011 – $382,878) for the year ended December 31, 2012.

15.           TRANSACTIONS WITH RELATED PARTIES

The Company did not enter into any transactions with related parties during the year ended December 31, 2012. On June 13, 2011, the Company sold its 100% interest in the Rainbow Canyon property to Acrex Ventures Ltd. (“Acrex”), for $125,000 and a 3% NSR royalty, which may be bought down to a 1% NSR royalty for $1 million.  At the date of the transaction, Acrex was related to the Company by way of a common director.

16.           SUBSEQUENT EVENTS

Subsequent to December 31, 2012:

The Company granted 4,985,000 stock options with an exercise price of C$0.56.

On February 15, 2013, the Company entered into a financing package with Sandstorm Gold Ltd. (“Sandstorm”) for gross proceeds of approximately $55 million consisting of three components:

1)
An equity participation and funding agreement that provided an upfront deposit (the “Deposit”) from Sandstorm of $40 million. The Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm, in amounts that are indexed to the Company’s share of gold, silver and copper production from the Joint Venture Property as follows:

•	25.7% of the Company’s share of gold and silver, and 2.5% of the Company’s share of copper, produced from the portion of the Shivee Tolgoi mining licence included in the Joint Venture Property; and

•	33.8% of the Company’s share of gold and silver, and 2.5% of the Company’s share of copper, produced from the Javhlant mining licence.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(Expressed in United States dollars)

16.           SUBSEQUENT EVENTS (cont’d...)

In addition to the Deposit, upon delivery of the metal credits Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments).  After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Joint Venture Property, the cash payment will increase to the lesser of the prevailing market price or $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments).  To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the “Unearned Balance”).  If an event of a partial expropriation of Entrée’s interest in the Joint Venture Property, which is not reversed during the abeyance period provided for in the equity participation and funding agreement, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance).  In the event of a full expropriation, the full amount of the Unearned Balance must be returned with interest.

The Company is not required to deliver actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

2)
A C$10 million private placement pursuant to which the Company issued 17,857,142 common shares to Sandstorm at a price of C$0.56 per share closed on March 1, 2013.  Rio Tinto International Holdings Limited did not exercise it’s pre-emptive rights.  The pre-emptive rights accordingly terminated effective March 1, 2013.

3)	A $5 million payment from Sandstorm in return for a 0.4% NSR royalty on the Ann Mason and Blue Hill deposits.